# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chagee Holdings Limited, CIK 0002013649
CUSIP: 15743P104
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Tower B, Hongqiao Lianhe Building, No. 99 Kaihong Road, Changning District, Shanghai, China (F4), 200051
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002083081

## Reporting persons
- Beijing Qiushi Chenxing Consulting Center (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); sole voting power 10,243,145; shared voting power 0; sole dispositive power 10,243,145; shared dispositive power 0; aggregate amount beneficially owned 10,243,145 (8.5% of the class)
  Comment: Note to Rows 5, 7 and 9: The 10,243,145 shares beneficially owned with sole voting power and with sole dispositive power include 10,243,145 Class A ordinary shares held by Beijing Qiushi Chenxing Consulting Center (Limited Partnership), a limited partnership organized and existing under the laws of PRC whose general partner is Zhuhai Hao Hai Chen Xing Investment Fund Management Co. Ltd.
  
  Note to Row 11: Based on the quotient obtained by dividing 10,243,145, the sum of the Class A ordinary shares beneficially owned by the Reporting Person as set forth in Row 9, by 120,478,383 Class A ordinary shares of the Issuer outstanding as of June 30, 2025.
- Qingdao Qiushi Chenxing Venture Capital Fund II (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); sole voting power 7,594,160; shared voting power 0; sole dispositive power 7,594,160; shared dispositive power 0; aggregate amount beneficially owned 7,594,160 (6.3% of the class)
  Comment: Note to Rows 5, 7 and 9: The 7,594,160 shares beneficially owned with sole voting power and with sole dispositive power include 7,594,160 Class A ordinary shares held by Qingdao Qiushi Chenxing Venture Capital Fund II (Limited Partnership), a limited partnership organized and existing under the laws of PRC whose general partner is Shenzhen Congbi Qiushi Investment Management Co. Ltd.
  
  Note to Row 11: Based on the quotient obtained by dividing 7,594,160, the sum of the Class A ordinary shares beneficially owned by the Reporting Person as set forth in Row 9, by 120,478,383 Class A ordinary shares of the Issuer outstanding as of June 30, 2025.
- Yang Zhou: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 17,837,305; shared voting power 0; sole dispositive power 17,837,305; shared dispositive power 0; aggregate amount beneficially owned 17,837,305 (14.8% of the class)
  Comment: Note to Rows 5, 7 and 9: The 17,837,305 shares beneficially owned with sole voting power and with sole dispositive power include (i) 10,243,145 Class A ordinary shares held by Beijing Qiushi Chenxing Consulting Center (Limited Partnership), a limited partnership organized and existing under the laws of PRC whose general partner is Zhuhai Hao Hai Chen Xing Investment Fund Management Co. Ltd., and (ii) 7,594,160 Class A ordinary shares held by Qingdao Qiushi Chenxing Venture Capital Fund II (Limited Partnership), a limited partnership organized and existing under the laws of PRC whose general partner is Shenzhen Congbi Qiushi Investment Management Co. Ltd. Beijing Qiushi Chenxing Consulting Center (Limited Partnership) and Qingdao Qiushi Chenxing Venture Capital Fund II (Limited Partnership) are both ultimately controlled by Mr. Yang Zhou.
  
  Note to Row 11: Based on the quotient obtained by dividing 17,837,305, the sum of the Class A ordinary shares beneficially owned by the Reporting Person as set forth in Row 9, by 120,478,383 Class A ordinary shares of the Issuer outstanding as of June 30, 2025.

## Item 1. Issuer
Name of issuer: Chagee Holdings Limited
Address of issuer's principal executive offices: Tower B, Hongqiao Lianhe Building, No. 99 Kaihong Road, Changning District, Shanghai, China, 200051

## Item 2. Person Filing
Name of person filing:
Beijing Qiushi Chenxing Consulting Center (Limited Partnership)
Qingdao Qiushi Chenxing Venture Capital Fund II (Limited Partnership)
Yang Zhou
(Collectively, the "Reporting Persons")
Address of principal business office or, if none, residence:
The business address of Beijing Qiushi Chenxing Consulting Center (Limited Partnership) and Mr. Yang Zhou is Room 803, 8/F, Building 8, 3-3, No. 6 Langjiayuan, Chaoyang District, Beijing, China.

The business address of Qingdao Qiushi Chenxing Venture Capital Fund II (Limited Partnership) is 401, Building 1, No. 19 Qinling Road, Laoshan District, Qingdao City, Shandong Province, China.
Citizenship: People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to vote or to direct the vote: The information set forth in rows 5-11 (including the footnotes thereto) on the cover pages to this Statement with respect to each of the Reporting Persons is hereby incorporated by reference herein.
Shared power to vote or to direct the vote: The information set forth in rows 5-11 (including the footnotes thereto) on the cover pages to this Statement with respect to each of the Reporting Persons is hereby incorporated by reference herein.
Sole power to dispose or to direct the disposition: The information set forth in rows 5-11 (including the footnotes thereto) on the cover pages to this Statement with respect to each of the Reporting Persons is hereby incorporated by reference herein.
Shared power to dispose or to direct the disposition: The information set forth in rows 5-11 (including the footnotes thereto) on the cover pages to this Statement with respect to each of the Reporting Persons is hereby incorporated by reference herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A Joint Filing Agreement

## Signatures
- Beijing Qiushi Chenxing Consulting Center (Limited Partnership): /s/ Yang Zhou, Yang Zhou / Authorized Signatory of General Partner (08/28/2025)
- Qingdao Qiushi Chenxing Venture Capital Fund II (Limited Partnership): /s/ Yang Zhou, Yang Zhou / Authorized Signatory of General Partner (08/28/2025)
- Yang Zhou: /s/ Yang Zhou, Yang Zhou (08/28/2025)